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                                                                   Exhibit 99.75

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     NATURE MEDICINE PUBLICATION REPORTS POSITIVE PRECLINICAL DATA WITH
     TRANSITION
     THERAPEUTICS ALZHEIMER'S DISEASE DRUG CANDIDATE AZD-103

TRANSITION THERAPEUTICS COMMENCES DOSING IN AZD-103 PHASE I CLINICAL DRUG TRIALS

TORONTO, June 12 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH) announced that Nature Medicine, one of the world's leading peer reviewed medical journals, has published an online version of a publication of preclinical studies with Transition's lead Alzheimer's disease drug candidate, AZD-103. The AZD-103 compound is a possible disease-modifying therapeutic drug candidate for the treatment of Alzheimer's disease. This unique class of drug candidates may provide significant advantages over the current therapies on the market. The findings in the Nature Medicine publication show that oral treatment of AZD-103 (scyllo-cyclohexanehexol) reduces accumulation of amyloid beta and amyloid beta plaques in the brain, as well as reduces or eliminates learning deficits in a transgenic mouse model of Alzheimer's disease. Transition is pursuing the clinical drug development of AZD-103 in an expedited manner and today, also announced that dosing with AZD-103 has commenced in Phase I clinical trials.

"Publication in the prestigious journal Nature Medicine of this pioneering work from leading researchers at University of Toronto provides very strong scientific validation for the potential efficacy of AZD-103 as an Alzheimer's therapeutic. We recognize the tremendous need for effective Alzheimer's therapies and are taking all steps to accelerate the advancement of AZD-103 into Phase II clinical trials in Alzheimer's patients later this year or early 2007", said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

The publication entitled "Cyclohexanehexol inhibitors of A(beta) aggregation prevent and reverse Alzheimer phenotype in a mouse model," is accessible online in an electronic version at
(http://www.nature.com/nm/journal/vaop/ncurrent/index.html) and will be available in a future issue of Nature Medicine (Citable publication number doi:10.1038/nm1423). The publication was authored by world-renowned Alzheimer's researchers at the University of Toronto using a widely-accepted transgenic mouse model of Alzheimer's disease.

About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and their ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat

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disease symptoms but do not reverse or slow down disease progression. These products have annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel drugs for disease indications with large markets. Transition's lead drug candidates include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. The Company is currently enrolling subjects for a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis and a Phase I trial for AZD-103 in healthy volunteers. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

% SEDAR: 00015806E
/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:56e 12-JUN-06